22 October 2001

For Announcement to the Market

I advise the following results of the business conducted at the meetings of shareholders of BHP Billiton Limited ("Limited") held on 16 October 2001 and of BHP Billiton Plc ("Plc") held on 19 October 2001.

The final proxy position for each company is detailed in Appendices 1 and 2. As required by the Dual Listed Companies Structure, a poll was conducted on each of the proposed resolutions. Because of the nature of that Structure, the poll results for each company on Joint Electorate Actions are identical, but differ on Class Rights Actions.

The poll results were:
Business	Votes For	Votes Against	Votes Abstain	Results
Re-election of Mr J T Ralph as a director of Limited (an ordinary resolution and Joint Electorate Action)	2 398 376 722	45 956 196	Nil	Carried
Re-election of Mr B D Romeril as a director of Limited (an ordinary resolution and Joint Electorate Action)	2 424 317 535	34 037 546	Nil	Carried
Re-election of Mr D R Argus as a director of Limited (an ordinary resolution and Joint Electorate Action)	2 351 292 740	26 383 917	Nil	Carried
Re-election of Mr D A Crawford as a director of Limited (an ordinary resolution and Joint Electorate Action)	2 419 903 670	21 567 234	Nil	Carried
Re-election of Mr C A Herkströter as a director of Limited (an ordinary resolution and Joint Electorate Action)	2 445 693 681	29 790 407	Nil	Carried
Re-election of Mr J B Jackson as a director of Limited (a special resolution and Joint Electorate Action)	2 299 279 192	145 976 185	Nil	Carried
Re-election of Mr D L Keys as a director of Limited (a special resolution and Joint Electorate Action)	2 372 059 740	57 905 185	Nil	Carried
Re-election of Mr J T Ralph as a director of Plc (an ordinary resolution and Joint Electorate Action)	2 400 531 341	52 816 060	Nil	Carried
Re-election of Mr B D Romeril as a director of Plc (an ordinary resolution and Joint Electorate Action)	2 432 788 601	34 225 980	Nil	Carried
Re-election of Mr D R Argus as a director of Plc (an ordinary resolution and Joint Electorate Action)	2 374 206 956	13 622 501	Nil	Carried
Re-election of Mr D A Crawford as a director of Plc (an ordinary resolution and Joint Electorate Action)	2 436 446 843	15 754 587	Nil	Carried
Re-election of Mr C A Herkströter as a director of Plc (an ordinary resolution and Joint Electorate Action)	2 421 130 884	54 645 895	Nil	Carried
Re-election of Mr J B Jackson as a director of Plc (a special resolution and Joint Electorate Action)	2 271 642 597	168 965 018	Nil	Carried
Re-election of Mr D L Keys as a director of Plc (a special resolution and Joint Electorate Action)	2 280 358 790	64 505 656	Nil	Carried
Appointment of Auditors to Plc (an ordinary resolution and Joint Electorate Action)	2 452 745 130	38 428 047	Nil	Carried
Adoption of new Constitution of Limited by Limited shareholders (a special resolution and Class Rights Action)	1,372,090,337	11,091,718	Nil	Carried
Adoption of new Constitution of Limited by Plc shareholders (a special resolution and Class Rights Action)	975 197 372	116 525 907	Nil	Carried
Adoption of new Articles of Association of Plc by Limited shareholders (a special resolution and Class Rights Action)	1,368,591,082	14,520,382	Nil	Carried
Adoption of new Articles of Association of Plc by Plc shareholders (a special resolution and Class Rights Action)	975 802 359	131 976 202	Nil	Carried
General authority to allot shares in Plc (an ordinary resolution and Joint Electorate Action)	2 411 845 967	139 705 095	Nil	Carried
Disapplication of pre-emption rights in Plc (a special resolution and Joint Electorate Action)	2 386 443 906	141 130 516	Nil	Carried
Renewal of authority given in the Contingent Purchase Contract of Plc (a special resolution and Joint Electorate Action)	2 380 762 408	162 029 492	Nil	Carried
Participation of Mr B P Gilbertson in Plc's share plans (an ordinary resolution and Joint Electorate Action)	2 301 591 791	221 141 902	Nil	Carried

K J Wood

Company Secretary

Final Proxy Position - BHP Billiton Limited
	Limited	Plc
Re-election of Mr J T Ralph as a director of Limited and Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 399 595 826	1 361 154 502
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 187 019 129	1 105 710 940
♦ was to vote against the resolution	11 853 147	10 918 309
♦ was to abstain on the resolution	21 088 901	20 986 800
♦ may vote at the proxy's discretion	179 634 649	223 538 453

Re-election of Mr B D Romeril as a director of Limited and Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 394 603 145	1 356 020 167
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 179 592 077	1 102 916 268
♦ was to vote against the resolution	7 186 970	5 032 504
♦ was to abstain on the resolution	27 029 720	23 877 440
♦ may vote at the proxy's discretion	180 794 378	224 193 955

Re-election of Mr D R Argus as a director of Limited and Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 399 593 326	1 361 348 479
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 191 581 632	1 110 303 746
♦ was to vote against the resolution	4 228 561	5 946 536
♦ was to abstain on the resolution	23 308 676	20 653 321
♦ may vote at the proxy's discretion	180 474 457	224 444 876
	Limited	Plc
Re-election of Mr D A Crawford as a director of Limited and Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 399 603 145	1 361 154 419
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 196 750 862	1 113 604 195
♦ was to vote against the resolution	2 159 339	1 966 123
♦ was to abstain on the resolution	21 097 773	22 150 021
♦ may vote at the proxy's discretion	179 595 171	223 434 080

Re-election of Mr C A Herkstroter as a director of Limited and Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 399 603 145	1 361 350 979
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 186 794 172	1 094 900 082
♦ was to vote against the resolution	10 751 377	21 858 082
♦ was to abstain on the resolution	20 899 318	19 933 003
♦ may vote at the proxy's discretion	181 158 278	224 659 812

Re-election of Mr J B Jackson as a director of Limited and Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 399 600 010	1 361 347 844
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 176 485 515	1 099 404 789
♦ was to vote against the resolution	21 394 492	17 653 367
♦ was to abstain on the resolution	20 867 202	19 900 150
♦ may vote at the proxy's discretion	180 852 801	224 389 538
	Limited	Plc
Re-election of Mr D L Keys as a director of Limited and Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 399 445 585	1 361 203 332
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 187 752 773	1 106 072 158
♦ was to vote against the resolution	10 561 370	10 637 086
♦ was to abstain on the resolution	20 195 853	20 110 590
♦ may vote at the proxy's discretion	180 935 589	224 383 498

Appointment of Auditors to Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 398 259 230
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 209 649 543
♦ was to vote against the resolution	6 099 834
♦ was to abstain on the resolution	23 172 519
♦ may vote at the proxy's discretion	159 337 334

Adoption of a new Constitution of Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 399 467 468
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 211 001 468
♦ was to vote against the resolution	11 019 683
♦ was to abstain on the resolution	19 261 207
♦ may vote at the proxy's discretion	158 185 110

Adoption of a new Articles of Association of Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 399 433 768
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 207 114 295
♦ was to vote against the resolution	14 440 581
♦ was to abstain on the resolution	19 298 098
♦ may vote at the proxy's discretion	158 580 794

General authority to allot shares in Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 397 616 555
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 068 504 656
♦ was to vote against the resolution	137 382 757
♦ was to abstain on the resolution	32 992 477
♦ may vote at the proxy's discretion	158 736 665

Disapplication of pre-emptive rights in Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 394 650 255
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 068 907 221
♦ was to vote against the resolution	132 958 306
♦ was to abstain on the resolution	33 324 510
♦ may vote at the proxy's discretion	159 460 218

Renewal of authority given in the Contingent Purchase Contract of Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 392 699 644
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 081 742 941
♦ was to vote against the resolution	92 275 430
♦ was to abstain on the resolution	33 583 059
♦ may vote at the proxy's discretion	185 098 214

Participation of Mr B P Gilbertson in Plc's share plans
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 398 707 526
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 218 445 632
♦ was to vote against the resolution	53 896 393
♦ was to abstain on the resolution	34 434 409
♦ may vote at the proxy's discretion	91 931 092

Final Proxy Position - BHP Billiton Plc
	Limited	Plc
Re-election of Mr J T Ralph as a director of Limited and Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352	1 192 626 352
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	799 484 217	975 086 376
♦ was to vote against the resolution	33 870 122	41 709 380
♦ was to abstain on the resolution	129 852 118	82 309 530
♦ may vote at the proxy's discretion	229 419 895	93 521 066

Re-election of Mr B D Romeril as a director of Limited and Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352	1 192 626 352
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	831 567 368	1 009 336 652
♦ was to vote against the resolution	26 740 734	29 131 505
♦ was to abstain on the resolution	104 896 455	60 636 960
♦ may vote at the proxy's discretion	229 421 795	93 521 235

Re-election of Mr D R Argus as a director of Limited and Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352	1 192 626 352
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	747 581 359	943 073 257
♦ was to vote against the resolution	22 084 094	7 655 445
♦ was to abstain on the resolution	194 286 104	148 374 515
♦ may vote at the proxy's discretion	228 674 795	93 523 135
	Limited	Plc
Re-election of Mr D A Crawford as a director of Limited and Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352	1 192 626 352
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	811 258 906	1 003 124 501
♦ was to vote against the resolution	19 241 396	13 669 855
♦ was to abstain on the resolution	132 704 255	82 308 861
♦ may vote at the proxy's discretion	229 421 795	93 523 135

Re-election of Mr C A Herkströter as a director of Limited and Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352	1 192 626 352
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	845 416 164	1 005 250 192
♦ was to vote against the resolution	18 940 684	32 707 289
♦ was to abstain on the resolution	98 851 933	61 146 560
♦ may vote at the proxy's discretion	229 417 571	93 522 311

Re-election of Mr J B Jackson as a director of Limited and Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352	1 192 626 352
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	709 682 351	851 597 925
♦ was to vote against the resolution	124 413 582	151 163 032
♦ was to abstain on the resolution	129 109 624	96 342 260
♦ may vote at the proxy's discretion	229 420 795	93 523 135
	Limited	Plc
Re-election of Mr D L Keys as a director of Limited and Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352	1 192 626 352
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	770,604,384	853 590 828
♦ was to vote against the resolution	47 242 568	53,783,634
♦ was to abstain on the resolution	144 912 421	191 729 079
♦ may vote at the proxy's discretion	229 866 979	93 522 811

Appointment of Auditors to Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	987 166 431
♦ was to vote against the resolution	32 266 230
♦ was to abstain on the resolution	79 554 274
♦ may vote at the proxy's discretion	93 639 417

Adoption of a new Constitution of Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	881 391 427
♦ was to vote against the resolution	116 525 907
♦ was to abstain on the resolution	100 978 730
♦ may vote at the proxy's discretion	93 730 288

Adoption of a new Articles of Association of Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	881 982 444
♦ was to vote against the resolution	131 976 202
♦ was to abstain on the resolution	84 923 448
♦ may vote at the proxy's discretion	93 744 258

General authority to allot shares in Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 089 270 029
♦ was to vote against the resolution	1 025 882
♦ was to abstain on the resolution	8 749 919
♦ may vote at the proxy's discretion	93 580 522

Disapplication of pre-emptive rights in Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 062 752 382
♦ was to vote against the resolution	6 897 337
♦ was to abstain on the resolution	29 392 063
♦ may vote at the proxy's discretion	93 584 570

Renewal of authority given in the Contingent Purchase Contract of Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 017 405 171
♦ was to vote against the resolution	69 669 803
♦ was to abstain on the resolution	11 962 504
♦ may vote at the proxy's discretion	93 588 874

Participation of Mr B P Gilbertson in Plc's share plans
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	893 865 263
♦ was to vote against the resolution	167 071 509
♦ was to abstain on the resolution	36 230 690
♦ may vote at the proxy's discretion	95 458 890

BHP Billiton Limited ABN 49 004 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia